UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-14959 Brady Corporation
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
BRADY MATCHED 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BRADY CORPORATION
6555 WEST GOOD HOPE ROAD
PO BOX 571
MILWAUKEE WI 53202-0571

Brady Corporation
Brady Matched 401(k) Plan
Financial Statements as of and for the Years Ended December 31, 2007 and 2006, Supplemental Schedule as of December 31, 2007, and Reports of Independent Registered Public Accounting Firm

BRADY CORPORATION
BRADY MATCHED 401(k) PLAN
TABLE OF CONTENTS

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	4

Notes to Financial Statements as of and for the Years Ended December 31, 2007 and 2006	5-10

SUPPLEMENTAL SCHEDULE—	11

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2007	12

Consent of Clifton Gunderson LLP

Consent of Deloitte & Touche LLP
NOTE:	All other schedules required by Section 2520.103—10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrators of the Brady Corporation
Brady Matched 401(k) Plan:
We have audited the accompanying statement of net assets available for benefits of Brady Matched 401(k) Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule as of December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Brady Matched 401(k) Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with United States generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is presented fairly, in all material respects in relation to the basic 2007 financial statements taken as a whole.
/s/ Clifton Gunderson LLP
Milwaukee, Wisconsin
June 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrators of the Brady Corporation
Brady Matched 401(k) Plan:
We have audited the accompanying statement of net assets available for benefits of Brady Corporation Brady Matched 401(k) Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Milwaukee, Wisconsin
June 22, 2007

BRADY CORPORATION
BRADY MATCHED 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments — at fair value	$174,698,244	$156,098,981

Cash	4,576	106

Receivables:
Company contributions	715,096	660,310
Interest Income	1,252,100	645,567

Total receivables	1,967,196	1,305,877

Total assets	176,670,016	157,404,964

LIABILITIES — Excess contributions payable	—	181,161

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	176,670,016	157,223,803

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(227,453)	118,501

NET ASSETS AVAILABLE FOR BENEFITS	$176,442,563	$157,342,304

The accompanying notes are an integral part of the financial statements.

BRADY CORPORATION
BRADY MATCHED 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Contributions:
Participant	$8,337,430	$7,460,555
Company	3,655,188	3,550,639

Total contributions	11,992,618	11,011,194

Investment income:
Net appreciation in fair value of investments	11,541,692	11,072,633
Dividends	5,720,609	4,127,551
Interest	1,842,329	484,852

Net investment income	19,104,630	15,685,036

Plan transfers in	—	790,627

Total additions	31,097,248	27,486,857

DEDUCTIONS:
Benefits paid to participants	11,943,112	9,224,668
Administrative expenses	53,877	42,003

Total deductions	11,996,989	9,266,671

INCREASE IN NET ASSETS	19,100,259	18,220,186

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	157,342,304	139,122,118

End of year	$176,442,563	$157,342,304

The accompanying notes are an integral part of the financial statements.

BRADY CORPORATION
BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the Brady Matched 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan, which provides retirement benefits to substantially all full-time employees of Brady Corporation (the Company). The Plan does not provide benefits for employees covered by a collective bargaining agreement, leased employees, co-op students, on-call employees or interns. An employee may become a participant in the Plan on the first day of the month coinciding or following the employee’s initial employment date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Each year, participants may contribute up to 25% of their annual base compensation subject to the Internal Revenue Code (IRC) limitations. These voluntary contributions can be withdrawn in whole or part in case of qualifying emergencies (as defined in the Plan), subject to certain restrictions. The Company is required to contribute a 100% matching contribution of up to 4% of the participants’ annual base compensation, subject to compensation limits of $225,000, adjusted for inflation. Participants self-direct all participant and Company contributions.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution (net of participant forfeitures) and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Investment options include twelve equity funds, one common collective trust fund, one bond fund, two money market funds, and Brady Corporation Class A Non-Voting Common Stock.
Vesting
The Plan provides for full vesting of participants’ contributions from the date they are made. The Company’s contributions become vested on a straight line basis over a three-year period of continuous service. The participants’ share of the Company contribution becomes fully vested, in any event, upon normal retirement at age 65, termination due to permanent or total disability or death.
Participants may withdraw their vested interests upon retirement, approved hardship withdrawal, death, disability, or other termination of employment. Withdrawals are made at the participant’s option in the form of a lump sum, installments, annuity, or in-kind in shares of Brady Corporation Class A non-voting common stock.
Participant Loans
Participants may borrow from their plan accounts a minimum of $1,000 and up to 50% of their account balance with a maximum of $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate. As of December 31, 2007, the interest rates on outstanding loans range from 4.0% to 9.5%.

NOTE 1 — DESCRIPTION OF THE PLAN (continued)
Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Forfeited Accounts
At December 31, 2007 and 2006, forfeited non-vested accounts totaled $89,070 and $59,903, respectively. These amounts were used to reduce employer contribution receivables as of December 31, 2007 and 2006.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Adoption of New Accounting Guidance
Investment contracts held by a defined-contribution plan are required to be reported at fair value as stated in Financial Accounting Standards Board Staff of net assets available for benefits and changes therein. Actual results could differ from those estimates. Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and, thus, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as required by the FSP. The statement of changes in net assets available for benefits are presented on a contract value basis.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements.” SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Under the standard, fair value refers to the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants in the market in which the reporting entity is engaged. SFAS 157 will be effective for the Plan on January 1, 2008, although early adoption is permitted. Plan Management is currently evaluating the financial statement impact, if any, of adopting SFAS 157.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts
Risks and Uncertainties
The Plan utilizes various investment instruments, including mutual funds, common stock and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at quoted market prices. The common collective trust fund with underlying investments in investment contracts is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances, which represents fair value.
One of the investment options available in the Plan is the PNC Investment Contract Fund. The PNC Investment Contract Fund is a common collective trust that invests in fully benefit responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (SGICs). Participants may ordinarily direct the withdrawal or transfer of all of a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses
Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2007 and 2006.
Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits to the contributing participants. There was no excess contributions for the year ended December 31, 2007, and there were excess contributions for the year ended December 31, 2006 in the amount of $181,161.

NOTE 3 — INVESTMENTS
The value of individual investments held which exceeded 5% of the net assets available for benefits at December 31, 2007 and 2006, was as follows:

	2007	2006
Fidelity Diversified International Fund	$13,936,242	$12,049,006
Blackrock Money Market Portfolio*	9,220,174	7,685,323
Fidelity Advisors Intermediate Bond Fund	9,592,730	8,657,681
Vanguard Institutional Index Fund	17,051,532	16,532,302
PNC Investment Contract Fund*	**19,536,534	18,475,932
Fidelity Advisors Equity Growth Fund	44,410,899	39,149,681
MFS Emerging Markets Equity Fund	11,235,879	8,529,192
LSV Value Equity Fund	9,662,284	10,188,848

*	Party-in-interest

**	This represents contract value which differs from fair value as noted in the supplemental schedule.
During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Equity funds	$10,933,221	$10,070,134
Bond mutual fund	(90,505)	22,637
Common collective trust fund	908,982	853,674
Brady Corporation common stock	(210,006)	126,188

Net appreciation in fair value of investments	$11,541,692	$11,072,633

NOTE 4 — PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in unvested employer matching contributions in their accounts.
NOTE 5 — FEDERAL INCOME TAX STATUS
The Plan uses a prototype plan document sponsored by PNC Bank (PNC or the Trustee). PNC received an opinion letter from the Internal Revenue Service (IRS), dated November 19, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

NOTE 6 — EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in Company common stock. In addition, certain plan investments represent shares of mutual funds and common collective trust funds managed by the Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.
At December 31, 2007 and 2006, the Plan held 113,899 and 121,278 shares, respectively of common stock of Brady Corporation, with a cost basis of $2,869,435 and $2,768,438, respectively. During the years ended December 31, 2007 and 2006, the Plan recorded dividend income from the common stock of Brady Corporation of $70,972 and $65,699, respectively.
NOTE 7 — PLAN TRANSFERS
Effective January 1, 2006, the Plan received plan-to-plan transfers from two of the Company’s subsidiaries, TruMed Technologies, Inc. and TISCOR, Inc. The plans, previously named the TruMed Technologies Inc. 401(k) Profit Sharing Plan and Trust and the TISCOR, Inc. 401(k) Savings Plan, transferred assets of $256,924 and $533,703, respectively, during January 2006.
NOTE 8 — RECONCILIATION TO FORM 5500
Net assets available for benefits in the accompanying financial statements are reported at contract value, however, they are recorded at fair value in the Plan’s Form 5500.
The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31:

	2007	2006
Net assets available for benefits per financial statements	$176,442,563	$157,342,304

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	227,453	(118,501)

Amounts reported per Form 5500	$176,670,016	$157,223,803

The following table reconciles the increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2007	2006
Amounts reported per financial statements	$19,100,259	$18,220,186

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at end of year	227,453	(118,501)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of year	118,501	—

Amounts reported per Form 5500	$19,446,213	$18,101,685

NOTE 9 — SUBSEQUENT EVENT
Effective January 1, 2008, for any new participant or existing employee who is not participating, the Plan will automatically withhold 3% of the employee’s pay, on a pre-tax basis. The withheld funds will be deposited into an account under the employee’s name in the Plan, unless a waiver form was completed by the employee by December 14, 2007.
Effective January 1, 2008, Brady Corporation will match 100% of the first 3% and 50% of the next 2% that a participant contributes. Company contributions will be vested 100% after two years for all contributions made after January 1, 2008.
This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

BRADY CORPORATION	EIN #: 39-0178960
BRADY MATCHED 401(k) PLAN	Plan #: 003
FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

Fair
Description	Value
EQUITY FUNDS:
MFS Emerging Markets Equity Fund	$11,235,879
Fidelity Advisors Equity Growth Fund	44,410,899
Fidelity Diversified International Fund	13,936,242
PIMCO Commodity Real Return	1,188,937
PNC Small Cap Growth Equity Portfolio*	7,366,946
American Century Small Cap Value Fund	5,141,348
LSV Value Equity Fund	9,662,284
T. Rowe Price Retirement 2010	4,016,184
T. Rowe Price Retirement 2020	8,095,776
T. Rowe Price Retirement 2030	4,715,072
T. Rowe Price Retirement 2040	2,838,021
Vanguard Institutional Index Fund	17,051,532

129,659,120

COMMON COLLECTIVE TRUST FUND —
PNC Investment Contract Fund*	19,763,987

BOND FUND —
Fidelity Advisors Intermediate Bond Fund	9,592,730

MONEY MARKET FUNDS:
Blackrock Money Market Portfolio*	9,220,174
Brady Stock Liquidity Fund*	1,163

9,221,337

COMMON STOCK —
Brady Corporation Class A Non-voting*	3,996,723

PARTICIPANT LOANS — (At prime, due through November 28, 2036*)	2,464,347

TOTAL ASSETS (HELD AT END OF YEAR)	$174,698,244

*	Party-in-interest.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Clifton Gunderson LLP

24	Consent of Deloitte & Touche LLP

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRADY CORPORATION BRADY MATCHED 401(k) PLAN
Date: June 27, 2008	/s/ GARY VOSE
Gary Vose
Plan Administrative Committee Member